Shares Listed: Toronto Stock Exchange – Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 27 – 2005	Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

December 23, 2005

FOR IMMEDIATE RELEASE

AURIZON RECEIVES COMMITMENT TO UNDERWRITE C$75 MILLION DEBT FACILITY

Aurizon Mines Ltd. is pleased to announce that it has received and accepted a commitment from BNP Paribas ("BNPP") to arrange and underwrite a senior debt financing facility for up to $75 million to finance the completion and start-up of the Company’s 100% owned Casa Berardi Gold Mine Project located in the Abitibi region of northwestern Quebec, Canada.  The debt facility, which is expected to close on or about January 31, 2006, will complement the recently completed $28 million equity financing and will meet the project’s direct and contingent funding requirements for completion and start-up.  The project is proceeding on budget and on schedule.

BNPP is an AA rated, world class financial institution with assets in excess of US$1 trillion and a full range of product and distribution capabilities, including a dedicated group specializing in providing project finance services to the energy, metals and mining industries.

“We are extremely pleased that this facility has been secured to assure two objectives for our shareholders,” said David Hall, President and C.E.O. of Aurizon.  “First, it completes all of the anticipated funding requirements for Casa Berardi as it makes the transition to a gold producer of 175,000 ounces of annual production.  Secondly, it assures a flexible revolver and term financing base to Aurizon for future resource expansion both at Casa Berardi and elsewhere.  We are delighted to be working with BNPP in this final stage of developing Casa Berardi to be Canada’s next gold mine.”

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, within the meaning of securities legislation and the United States Private Securities Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.